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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-66707

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING **01/01/2022** AND ENDING **12/31/2022**
            MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **Redrock Trading Partners, LLC**

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
  ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

2605 Walton Way
              (No. and Street)

Augusta	**GA**	**30904**
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Thane Plummer	**520 405.2277**	thane@redrocktradingpartners.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Tuttle & Bond, PLLC
      (Name – if individual, state last, first, and middle name)

1928 Jackson Lane	**China Spring**	**TX**	**76633**
(Address)	(City)	(State)	(Zip Code)

3/19/2019	**6543**
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Thane Plummer, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Redrock Trading Partners, LLC, as of 12/31, 2022, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature:

Title:
Managing Director

Notary Public

JESSICA A KYSER NOTARY PUBLIC Exp. Oct. 27, 2025 SOUTH CAROLINA

This filing contains (check all applicable boxes):**

- [x] (a) Statement of financial condition.
- [ ] (b) Notes to consolidated statement of financial condition.
- [x] (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- [x] (d) Statement of cash flows.
- [x] (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- [ ] (f) Statement of changes in liabilities subordinated to claims of creditors.
- [x] (g) Notes to consolidated financial statements.
- [x] (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- [ ] (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- [ ] (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- [ ] (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- [ ] (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- [ ] (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- [ ] (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- [ ] (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- [ ] (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- [x] (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- [ ] (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [x] (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [ ] (t) Independent public accountant's report based on an examination of the statement of financial condition.
- [x] (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- [ ] (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [ ] (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [ ] (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- [ ] (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- [ ] (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

REDROCK TRADING PARTNERS, LLC

FINANCIAL STATEMENTS

DECEMBER 31, 2022



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Directors and Shareholders of Redrock Trading Partners, LLC.

<u>Opinion on The Financial Statements</u>

We have audited the accompanying statement of financial condition of Redrock Trading Partners, LLC (the "Company") as of December 31, 2022, and the related statements of operations, stockholder's equity and cash flows for the year then ended, including the related notes (collectively referred to as "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

<u>Basis for Opinion</u>

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of these financial statements in accordance with standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as, evaluating the overall presentation of the financial statements. We believe that the audit provides a reasonable basis for our opinion.

<u>Report on Supplementary Information</u>

The accompanying information contained in the Supplementary Information section has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statement. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934 and, if applicable, under Regulation 1.10 under the Commodity Exchange Act. In our opinion, the information contained in the Supplementary Information section is fairly stated, in all material respects, in relation to the financial statements as a whole.

Tuttle & Bond PLLC

Fredericksburg, Texas
March 27, 2023

We have served as Redrock Trading Partners, LLC's auditor since 2021.

REDROCK TRADING PARTNERS, LLC
STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2022

ASSETS

Cash and cash equivlaents	$	22,560
Commissions receivable		5,040
Prepaid Insurance		-
Total assets	**$**	**27,600**

LIABILITIES AND MEMBER'S EQUITY

Liabilities	$	976
Member's equity		26,624
Total liabilities and member's equity	**$**	**27,600**

The accompanying notes are an integral part of these financial statements.

REDROCK TRADING PARTNERS, LLC
STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2022

REVENUES		
Interest	$	90
Fees	$	5,000
Total revenue		5,090
EXPENSES		
Regulatory fees and expenses		8,520
Professional fees		6,405
Other expenses		5,892
Total expenses		20,817
Net profit	$	**(15,727)**

The accompanying notes are an integral part of these financial statements.

REDROCK TRADING PARTNERS, LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY
YEAR ENDED DECEMBER 31, 2022

	Total member's equity
JANUARY 1, 2022	$ 42,350
Net loss	(15,727)
DECEMBER 31, 2022	$ 26,623

The accompanying notes are an integral part of these financial statements.

REDROCK TRADING PARTNERS, LLC
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2022

OPERATING ACTIVITIES		
Net profit	$	(15,727)
Adjustments to reconcile net profit to net cash provided by operating activities:		
Changes in operating assets and liabilities:		
Commissions receivable		9,063
Prepaid insurance		-
Accounts payable		257
Net cash provided by operating activities		(6,406)
CASH, BEGINNING OF YEAR		28,965
CASH, END OF YEAR	**$**	**22,560**

The accompanying notes are an integral part of these financial statements.

Note 1
Nature of Business and Summary of Significant Accounting Policies

---

Nature of Business

Redrock Trading Partners, LLC was formed on May 24, 2004 in the State of Arizona as a Limited Liability Corporation (LLC). The LLC was re-domiciled in Georgia on August 12, 2006. The Company is a registered broker-dealer under the provisions of the Securities Exchange Act of 1934. The Company began operations as a broker-dealer in April 2005. The Company provides services on behalf of clients for the purchase and/or sale of securities and private placements.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Accordingly, actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all highly liquid debt instruments with a maturity of 90 days or less at the time of purchase to be cash equivalents.

Revenue Recognition

The Company receives revenue for private placement fees and other miscellaneous services. Revenue is recognized when the performance obligation for the transactions are completed under the terms of each engagement and when collection is reasonably assured.

During the year ending December 31, 2022, the Company earned all its fees from one client. The only performance obligation within this agreement is that the customer remains invested in contracted placement. This performance obligation is deemed to be satisfied over time and the fees are recorded quarterly when collection is reasonably assured.

Income Taxes

The Company is recognized as a partnership for income tax purposes under the provisions of the Internal Revenue Code for Limited Liability Companies. As a result, income and losses of the Company are passed through to the members for income tax reporting purposes. Accordingly, no provision has been made for federal or state income taxes. The tax returns of the past three years have not been audited and could be subject to audit.

Fair Value of Financial Instruments

The Company's financial assets and liabilities are reported in the statement of financial condition at market or fair value or at carrying amounts of approximate current fair value. Financial instruments consist principally of cash and payables.

Note 2
Concentrations of Credit Risk

The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits. Accounts are guaranteed by the Federal Deposit Insurance Corporation (FDIC) up to $250,000. At December 31, 2022, the Company had no cash in excess of the FDIC insured limits. During the year ending December 31, 2022, one customer accounted for 100% of the company's revenues.

Note 3
Net Capital Requirements

The Company, as a registered broker-dealer, is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-l). Rule 15c3 l requires the maintenance of minimum net capital of $5,000, as defined, and requires that aggregate indebtedness, as defined, shall not exceed 15 times net capital. On December 31, 2022, the Company had net capital, as defined, of $21,883, which exceeded the required net capital of $5,000 by $16,883. At December 31, 2022, the Company had a ratio of aggregate indebtedness to net capital of 4.5%.

Note 4
Fidelity Bond

As a FINRA member, the Company is required to maintain minimum fidelity bond coverage of $100,000. The coverage was properly maintained from January 1, 2022 through December 31, 2022.

Note 5
Subsequent Events

Management has evaluated subsequent events through the date on which the financial statements were available to be issued and is unaware of any events requiring recognition or disclosure in the financial statements or notes thereto.

Note 6
Novel Coronavirus

The 2019 novel coronavirus (or "COVID-19") has adversely affected, and may continue to adversely affect economic activity globally, nationally and locally. It is unknown the extent to which COVID-19 may spread, may have a destabilizing effect on financial and economic activity and may increasingly have the potential to negatively impact the Company's and its customers' costs, demand for the Company's services, and the U.S. economy. These conditions could adversely affect the Company's business. The extent of the potential adverse impact, if any, of the COVID-19 outbreak on the Company cannot be predicted at this time.

REDROCK TRADING PARTNERS, LLC
Schedule I - Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
AS OF DECEMBER 31, 2022

Computation of Net Capital

Total member's equity from statement of financial condition	$	26,923
Deduct member's equity not allowable for net capital		-
Total member's equity qualified for net capital		26,923
Liabilities subordinated to claims of general creditors		-
Total nonallowable assets (Commissions receivable and Prepaid Insurance)		(5,040)
Haircuts on Securities		-
Net capital	$	21,883

Computation of Net Capital Requirement

(A) Minimum net capital requirement (6 2/3% of total aggregate indebtedness)	$	-
(B) Minimum dollar net capital requirement of reporting broker dealer and minimum net capital requirements of subsidiaries		5,000
Net capital requirement (greater of A or B above)		5,000
Excess net capital		16,883
Net capital less greater of 10% of total aggregate indebtedness or 120% of minimum net capital ($5,000)	$	15,883

Computation of Aggregate Indebtedness

Total aggregate indebtedness	$	976
Percentage of aggregate indebtedness to net capital		4%

Note: There are no significant differences between the above computation and the Company's corresponding unaudited Part II of Form X-17A-5 as of December 31, 2022.



Supplementary Schedules Pursuant to SEA Rule 17a-5
Of the Securities and Exchange Act of 1934
For the Year-End December 31, 2022

**Report of Independent Registered Public Accounting
Firm Exemption Review Report**

Directors and Shareholders
Redrock Trading Partners, LLC
2605 Walton Way
Augusta, GA 30904

We have reviewed management's statements, included in the accompanying Exemption Report, in which Redrock Trading Partners, LLC does not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3, but instead relies on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5. Redrock Trading Partners, LLC's management is responsible for compliance with the exemption provisions and its statements. Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Redrock Trading Partners, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion. Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in Rule 15c3-3 under the Securities Exchange Act of 1934.

Tuttle & Bond PLLC

Fredericksburg, Texas
March 27, 2023



Redrock Trading Partner, LLC's Exemption Report

Redrock Trading Partners, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1)   The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3, and

(2)   The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to private placement of securities.

(3)   The Company has no exceptions to report this fiscal year.

_____

Redrock Trading Partners, LLC

I, Thane Plummer, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

Thane Plummer

Title: Managing Director

Date: March 27, 2023